SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT


February 15, 2008


CONFIDENTIAL TREATMENT REQUESTED BY RYANAIR
Michael Fay, Branch Chief
Division of Corporation Finance
U.S. Securities Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:  Ryanair Holdings plc
     Form 20-F filed for the year ended March 31, 2007
     Filed September 20, 2007
     File No. 000-29304

Dear Mr. Fay:

This letter sets forth the responses of Ryanair Holdings plc (Ryanair or the Company) with respect to the staff's comment letter dated February 5, 2008 on Ryanair's Form 20-F for the year ended March 31, 2007. The numbered responses in this letter correspond to the numbered paragraphs from the comment letter. Both the staff's comments and Ryanair's responses have been included.

In accordance with the Staff's request, we are submitting this letter through EDGAR as confidential correspondence, as well as providing this additional courtesy copy via fax.

This letter is being supplied on a confidential basis, and Ryanair requests that certain supplemental information regarding the value of the credit memoranda and promotional support provided by Boeing contained in our response to Staff comment no. 2 be kept strictly confidential. Such information has not been publicly disclosed, and the Company believes that disclosure of the specific details of the price and other concessions would be extremely damaging to both Boeing and Ryanair and would breach express and implied contract obligations of the Company to Boeing, thus exposing the Company to potential liability for damages and the possibility of Boeing withdrawing the concessions or even seeking to terminate the contract pursuant to which the credit memoranda are issued in its entirety. The strictly confidential nature of these details is standard airline industry practice and was understood and agreed by all parties to the negotiations. Boeing has expressly informed the Company that it objects to the disclosure of such competitively sensitive details. As a result, any such disclosure could impair Ryanair's ability to source aircraft at advantageous prices and thus could have a significant adverse effect on the Company and its shareholders. Furthermore, Ryanair believes disclosure could hurt its competitive position, in that it would enable its competitors to negotiate similarly favorable terms and conditions with Boeing (or, indeed, other aircraft suppliers). Finally, Ryanair believes that disclosure of the confidential details would seriously jeopardize its ability to negotiate in the future not only with Boeing but also with other aircraft manufacturers.

In this regard, we note that the Commission has on several occasions granted substantial confidential treatment requests with respect to the relevant aircraft purchase contracts and ancillary documents which have been filed as exhibits to Ryanair's Annual Reports on Form 20-F. The Irish and Stock Exchange and the UK Listing Authority have also granted similar relief.

By separate letter we are requesting confidential treatment of the identified sections of this letter pursuant to Rule 83 of the Securities and Exchange Commission's Rules on Information Requests, 17 C.F.R. Sub-Section 200.83. If any person (outside of the Commission staff) asks for an opportunity to copy this letter, we request that we be notified immediately of such request (including but not limited to being provided with the request itself) and be given advance notice of any intended release so that we may, if deemed necessary or appropriate, substantiate the request for confidential treatment at the appropriate time and pursue the remedies available.

Notes forming part of the Financial Information, page F-6 Note 4 Available-for-sale financial assets, page F-16 1.
  1. We note that you have a 25.2% interest in Aer Lingus at March 31, 2007 that was subsequently increased to 29.4%. We further note that this interest is held at fair value because you do not exercise significant influence over the entity. Please explain to us how you have "clearly demonstrated" that you do not have significant influence, as required by paragraph 6 of IAS 28. Please also clarify for us how you have considered the disclosure requirements of paragraphs 37(d), (h) and (i) of IAS.

Response:

Paragraph 6 of IAS 28 states that "if an investor holds directly or indirectly (e.g. through subsidiaries), 20 per cent or more of the voting power of the investee, it is presumed that the investor has significant influence unless it can be clearly demonstrated that this is not the case".

The Company has carefully considered the contents of IAS 28 as outlined above in relation to its 25.2% stake (now 29.4%) in Aer Lingus. As stated in note 4 to the consolidated financial statements included in our March 31, 2007 20-F, the Company does not have the power to exercise significant influence over the entity. The Company has concluded that it does not exercise such influence because it does not have the power to participate in the financial and operating policy decisions of Aer Lingus. The Company has taken into account the following matters in arriving at this conclusion:-

(a) We do not have a representative on the Aer Lingus board of directors nor do we have a right to appoint a director;

(b) We have not participated in Aer Lingus policy-making decisions; nor do we have a right to participate in their policy-making decisions, including decisions about dividends or other distributions;

(c)  There are no material transactions between Ryanair and Aer Lingus;

(d)  There is no interchange of personnel between the two companies; and

(e) There is no sharing of essential technical information between the companies.

We note the belief of Aer Lingus and its principal shareholders that cooperation between Ryanair and Aer Lingus would breach EU Competition regulations. The principal shareholders in Aer Lingus are the Irish government (with a holding of 25.2%); the Employee ESOT (holding of 13.3%); and the Irish Airline Pilots Association (holding of 2.3%).

Subsequent to March 31, 2007 we note that on the two occasions (on August 13, 2007 and September 4, 2007) on which Ryanair attempted to assert its statutory right to requisition a general meeting of Aer Lingus' shareholders (a legal right of any 10% shareholder under Irish law), the Aer Lingus Board of Directors refused to accede to these requests (by letters dated August 31, 2007 and September 17, 2007). The inability of Ryanair to enforce its legal rights is further support for the Company's belief that it does not exercise significant influence over Aer Lingus.

In addition, the European Commission has formally found that Ryanair's shareholding in Aer Lingus does not grant Ryanair "de jure or de facto control of Aer Lingus" and that "Ryanair's rights as a minority shareholder...are associated exclusively to rights related to the protection of minority shareholders" (Commission Decision Case No. COMP/M.4439, dated October 11,
2007).

We note that the disclosures in note 4 to our consolidated financial statements included in our March 31, 2007 20-F did not specifically address the matters referenced above in addressing the requirement of Para 37(d) of IAS 28. We will include the required disclosure in our March 31, 2008 20-F, which will be based on the facts discussed above.

As we do not consider Aer Lingus to be an "associate" we do not believe that the disclosure requirements of Para 37(h) and (i) of IAS 28 are applicable.


Note 24: Commitments and  Contingencies,  page F-40
 2. Please explain to us your method of accounting for Boeing credit memoranda that you may apply toward the purchase of goods and services. This is, do you reduce the cost of the aircraft for the fair value of the memoranda and correspondingly attribute fair value to the memoranda, or apply another method?

Response:

Ryanair has adopted a consistent method in accounting for Boeing credit memoranda, which are generally received from Boeing at the time of the delivery of each aircraft.

As detailed in Item 5 of our March 31, 2007 Form 20-F, the "basic price" of an aircraft is equivalent to a standard price which incorporates the supply of an airframe and two aircraft engines and other optional features agreed between Boeing and Ryanair. The "basic price" is also increased by the cost of "buyer furnished" equipment, which is equipment Ryanair has requested Boeing to purchase and install on each aircraft. Examples of this would be seats, galleys and certain sundry items.

Boeing has also granted certain price concessions with regard to the 737-800 aircraft. These are granted to Ryanair in the form of credit memoranda, which are generally issued to the Company at the time of delivery and incorporated into the final delivery invoice produced by Boeing, thus reducing the cost of the aircraft in the financial statements.

In addition to credit memoranda granted to Ryanair at the time of delivery, Boeing also provides annual credit memoranda, which are received in December each year and can only be used against the purchase of rotable spare parts. Ryanair has availed itself of these credits to only purchase rotable spare parts from Boeing. Rotable spare parts held by Ryanair are classified as property plant and equipment and are accounted for and depreciated in the same manner as the related aircraft. [Redacted pursuant to a request for Confidential Treatment].

Boeing and Ryanair have also entered into certain marketing/promotional support arrangements in relation to the promotion of the Boeing 737-800 throughout Europe as the most efficient and lowest cost aircraft for short-haul airlines. This marketing/promotional support [Redacted pursuant to a request for Confidential Treatment] is payable annually in arrears by Boeing following receipt of an invoice from Ryanair. Such invoices are cash-settled by Boeing and the receipts are offset against Ryanair's Sales and Marketing costs in our
financial   statements.   [Redacted  pursuant  to  a  request  for  Confidential
Treatment].

Ryanair acknowledges that the adequacy and accuracy of the disclosures in its filings with the Commission are the responsibility of the Company. The Company acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff's assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the staff may have.


Yours sincerely




Howard Millar
Chief Financial Officer